November 2, 2015

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director

Re:                             Onconova Therapeutics, Inc.
Registration Statement on Form S-1

Filed on October 20, 2015

Registration No. 333-207533

Dear Ms. Hayes:

Onconova Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., eastern time, on November 3, 2015, or as soon as practicable thereafter.

In this regard, the Company is aware of its obligations under the Securities Act as they relate to the Registration Statement referred to above and acknowledges that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald R. Readlinger, Esq. of Pepper Hamilton LLP with any questions or comments at (609) 951-4164.

Sincerely,

/s/ Ajay Bansal
Ajay Bansal
Chief Financial Officer

cc:	Via E-Mail
Pepper Hamilton LLP
Donald R. Readlinger, Esq.